18005059

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 01 2018

Washington DC 408

SEC FILE NUMBER
8-69397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunt Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 International Drive, Suite 100
(No. and Street)

Rye Brook	NY	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zimmel (914) 701-1082
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc DeFife, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunt Financial Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN D. NIELSEN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02NI6364987
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES SEPT. 5, 2021

Notary Public

Signature

Co-President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNT FINANCIAL SECURITIES, LLC

Consolidated Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm)

HUNT FINANCIAL SECURITIES, LLC

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Hunt Financial Securities, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Hunt Financial Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively, the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

KPMG LLP

February 28, 2018

HUNT FINANCIAL SECURITIES, LLC

Consolidated Statement of Financial Condition

As of December 31, 2017

(In thousands)

Assets		
Cash and cash equivalents	$	154,807
Cash and cash equivalents held by consolidated fund		7,860
Restricted cash		137,104
Trading instruments, at fair value		193,176
Investments:		
Mortgage loans held for sale, at fair value		499,194
Mortgage loans held for investment		511,607
Mortgage servicing rights, net		167,926
Investments available for sale, at fair value		23,270
Investments held to maturity		7,187
Investments in tax liens, at fair value		241,900
Investments in securities held by consolidated fund, at fair value		23,015
Investments in and due from affiliates		107,829
Fees and other receivables		57,611
Intangible assets, net		25,011
Goodwill		22,263
Prepaid expenses and other assets		20,260
Securitization VIE assets, at fair value		223,330
Total assets	$	2,423,350
Liabilities and Equity		
Liabilities:		
Notes payable	$	1,020,171
Notes payable to affiliates		59,111
Collateralized loan obligations		428,506
Trading instruments sold, not yet purchased, at fair value		35,239
Accounts payable and other liabilities		74,061
Allowance for risk-sharing and recourse obligations		3,798
Due to affiliates		4,794
Securitization VIE liabilities, at fair value		215,515
Total liabilities	$	1,841,195
Commitments and contingencies (Note 18)		
Equity:		
Hunt Financial Securities, LLC member's equity:		
Member's equity	$	550,803
Accumulated other comprehensive income		1,880
Total Hunt Financial Securities, LLC member's equity		552,683
Non-controlling interests		29,472
Total equity		582,155
Total liabilities and equity	$	2,423,350

See accompanying notes to consolidated statement of Financial Condition.

(1) General

Hunt Financial Securities, LLC, ("HFS" or "the Company"), a wholly-owned subsidiary of Hunt FS Holdings II, LLC (the "Parent") is a limited liability company and was formed under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a broker-dealer that provides business advisory services and acts as a placement agent with respect to structured financings and/or other financings. The Company operates as an introducing broker and has an agreement with clearing brokers to clear the transactions on a fully disclosed basis on behalf of the customer. The Company engages in trading of mortgage backed securities, asset backed securities and other fixed income instruments, equities, preferred stocks, listed options, and exchange traded funds, to institutional investor clients and on its own behalf and entering interest rate swaps for its hedging purposes.

The Company, through its subsidiaries, is a nationwide specialty finance company focused on commercial real estate finance and investment management. The Company's Hunt Mortgage Group, LLC ("HMG") subsidiary provides financing for a wide variety of property types, including multifamily, affordable housing, manufactured housing, healthcare/senior living, office, retail, industrial, and self-storage facilities throughout the United States. Through its subsidiaries, HMG is a Fannie Mae, Freddie Mac, Ginnie Mae ("GNMA"), and HUD/FHA licensed lender and lends for its own account. Hunt Capital Partners LLC ("HCP"), acquired in October 2017, focuses on the management and ownership of affordable housing and investments utilizing Low-Income Housing Tax Credits ("LIHTC"). HCP is an asset manager, funds manager and syndicator for the affordable housing industry, focusing on the syndication and placement of Low Income Housing Tax Credit (LIHTC) equity. The Company's Hunt Investment Management, LLC ("HIM") subsidiary is a registered investment advisor which provides investment management services to institutional investors in both private equity funds and managed separate accounts, across various property sectors in the United States and Europe with an emphasis on the multifamily sector. The Company's Cazenovia Creek Investment Management, LLC ("CCIM") subsidiary controls several entities engaged in the business of acquiring real estate tax lien certificates. The Company's Bankers Guarantee Title and Trust subsidiary ("BGTT") provides financing for residential properties in Ohio and Texas and is also a licensed title insurance company. BGTT is licensed to provide residential loans through Fannie Mae, GNMA, and HUD/FHA lending programs. The Company, through its subsidiaries, also invests in various commercial real estate loans, securities, and other investments for its own account.

The Parent is a wholly owned subsidiary of Hunt FS II Holdings, LLC which is an indirect wholly owned subsidiary by Hunt Company, LLC which is wholly owned by Hunt Companies, Inc. ("HCI" or "Hunt").

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Statement of Financial Condition of the Company is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) Principles of Consolidation

The accompanying Consolidated Statement of Financial Condition includes the accounts of investees that are consolidated pursuant to the guidance of Accounting Standards Codification ("ASC") 810, *Consolidation*. Any third party investor equity interests in the assets and related net income or losses of consolidated investees are reported as non-controlling interests in the accompanying Consolidated Statement of Financial Condition. Interests not consolidated pursuant to such guidance are accounted for using the equity method or cost method as deemed appropriate. Significant intercompany accounts have been eliminated and transactions and profits not yet realized from third parties have been deferred.

The Company consolidates Variable Interest Entities ("VIEs") in which it is determined to be the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest, which is defined as having (a) the power to direct the activities of the VIE that most significantly impact its economic performance and (b) the obligation to absorb expected losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The liabilities recognized as a result of consolidating these VIEs do not necessarily represent additional claims on the general assets of the Company; rather they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not necessarily represent additional assets that could be used to satisfy claims against the general assets of the Company. Refer to Note 3 for further discussion. The Company performs ongoing reassessments of whether any entities previously evaluated have become VIEs based on certain events, and therefore subject to the VIE consolidation framework and whether changes in the facts and circumstances regarding the Company's involvement with a VIE causes the Company's consolidation conclusion regarding the VIE to change.

(c) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and related disclosure in the accompanying notes. Significant estimates that require subjective judgments inherent in the preparation of the accompanying Consolidated Statement of Financial Condition include:

- the determination of fair value for investments held by the consolidated fund, investments in tax liens, trading instruments, investments available for sale, equity method investments, derivative instruments, securitization VIE assets and liabilities, mortgage loans held for sale, mortgage loans held for investment, fees and other receivables, intangible assets, mortgage servicing rights ("MSRs"), and any impairment thereon;
- accounting for income taxes, including the potential outcome of uncertain tax positions; and
- accrual for loss contingencies, including the allowance for risk-sharing and recourse obligations.

Estimates are based on experience and current market conditions affecting the Company's business. Management actively monitors the market conditions on an ongoing basis and adjusts its estimates used, as necessary. Actual results may differ from these estimates.

(d) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, trading instruments, mortgage loans, investments in tax liens, equity method investments, fees and other receivables, and derivative instruments.

The Company places cash with high-credit-quality financial institutions and management believes no significant credit risk exists. The counterparties to the loans held for sale and funding commitments are owners of residential and multifamily properties located throughout the United States. Mortgage loans held for sale in most cases have been sold under forward sales agreements. The counterparty to the forward sale agreement is generally an investment bank and management does not believe there is significant credit risk associated with these loans or forward sales agreements. Mortgage loans held for sale are generally transferred or sold within 60 days from the date that a mortgage loan is funded. There is no material counterparty risk with respect to the Company's funding commitments as each potential borrower must make a non-refundable good faith deposit when the funding commitment is executed. There is a risk that the purchase price agreed to by the investor will be reduced in the event of a late delivery. The risk for non-delivery of a loan primarily results from the risk that a borrower does not close on the funding commitment in a timely manner. This risk is generally a risk mitigated by the non-refundable good faith deposit. The investments in tax liens represent uncollected property taxes that are super priority liens and are secured by a first priority lien on the related real property located throughout the United States. Exposure to credit risk associated with fees and other receivables is limited by having a large base of LIHTC funds with investments that extend across many geographic regions. Future operations could be affected by changes in the economic or other conditions in those geographical areas or by changes in federal low income housing subsidies or the demand for such housing. No single counterparty accounted for more than 10% of total income or receivables.

(e) Fair Value Measurements and the Fair Value Option for Financial Assets and Financial Liabilities

The Company's presentation of fair value for its financial assets and liabilities is determined within a framework that stipulates that the fair value of a financial asset or liability is a price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. A transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. This definition of fair value focuses on an exit price and prioritizes the use of market-based inputs over the entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value based upon the observability of inputs to the valuation of an asset or liability as of the measurement date.

In addition to the financial instruments that it is required to report at fair value, the Company has elected the fair value option for certain of its mortgage loans held for sale such as originated mortgage loans sold under forward sales agreements with permanent investors pending settlement and certain loans originated for the Company's Proprietary Lending Program which were intended for sale to either collateralized mortgage backed securities conduits or other investment vehicles, and eligible financial assets and liabilities of the consolidated Small Balance Loan ("SBL") Securitizations. A decision to elect the fair value option for an eligible financial instrument, which may be made on an instrument by instrument basis, is irrevocable.

The fair value of our Securitization VIE Assets is determined by reference to our Securitization VIE Liabilities as permitted under ASU 2014-13, *Consolidation (Topic 810): Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity.* The Company determined that our Securitization VIE Liabilities are more reliably measurable than the Securitization VIE Assets, resulting in our current measurement methodology utilizes the Securitization VIE Liability value to determine the fair value of our Securitization VIE Assets as a whole.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and short-term instruments with a maturity date of three months or less at acquisition. The Company had no cash equivalents as of December 31, 2017. Certain cash deposits at other high quality financial institutions exceed the Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(g) Restricted Cash

Restricted cash represents cash held in money market accounts to satisfy Fannie Mae and Freddie Mac collateral requirements, of which the Company was in compliance with at December 31, 2017. At December 31, 2017, restricted cash also includes cash held in money market accounts as collateral for notes payable in connection with securitizations of tax lien certificates and mortgage loans as well as amounts held in escrow from insurance proceeds relating to a LIHTC property.

(h) Mortgage Loans Held for Sale, at Fair Value

"Mortgage loans held for sale, at fair value" includes originated mortgage loans sold under forward sale agreements with permanent investors pending settlement and certain loans originated for the Company's Proprietary Lending Program which were intended for sale to either collateralized mortgage backed securities conduits or other investment vehicles (see Note 4). For loans sold pending settlement, the Company does not retain any interest in these loans, except for MSRs and certain contingent liabilities pursuant to loss sharing agreements with Fannie Mae and Freddie Mac. These mortgage loans held for sale are carried at fair value.

(i) Mortgage Loans Held for Investment

"Mortgage loans held for investment" represent loans originated for the Company's Proprietary Lending program and includes loans sold into securitization trusts that the Company consolidates (see Note 4). Mortgage loans held for investment are intended to be held to maturity and, accordingly, are carried at their unpaid principal balances, adjusted for net unamortized loan fees and costs and other than temporary impairment ("OTTI"), if any. The Company uses the interest method to determine an effective yield to amortize the loan fees and costs on mortgage loans held for investment.

Loans held for investment are placed on non-accrual status when full and timely collection of interest or principal is not probable. Loans held for investment are considered past due when contractually required principal or interest payments have not been made on the due dates.

(j) Mortgage Servicing Rights, Net

The Company recognizes the right to service mortgage loans as assets when the underlying mortgage loans are sold, or when the MSRs are acquired through a separate purchase. The Company records its originated MSRs at fair value and its purchased MSRs at their acquisition cost. Subsequently, the Company amortizes all MSRs in proportion to, and over the period that approximates when net servicing income is recognized. The MSRs are carried at amortized cost less impairment, if any.

(k) Trading Instruments, at Fair Value and Trading Instruments Sold, not yet Purchased at Fair Value

"Trading instruments, at fair value" and "Trading instruments sold, not yet purchased, at fair value" are recorded at fair value. We offset our long and short positions for identical financial instruments recorded at fair value as part of our trading instruments (long positions) and trading instruments sold, not yet purchased (short positions).

(l) Investments Available for Sale, at Fair Value

"Investments available for sale, at fair value" are carried at their estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in member's equity.

(m) Investments Held to Maturity

"Investments held to maturity" primarily represent beneficial interests in securitized financial assets acquired relating to Freddie Mac Small Balance Loan Securitizations (see Note 4) which the Company intends to hold until maturity. Beneficial interests are recorded at their cost on the date of acquisition, Investments held to maturity are carried at amortized cost, adjusted for OTTI, if any.

(n) Investments in Tax Liens, at Fair Value

"Investments in tax liens, at fair value" consist primarily of tax lien certificates, which represent uncollected property taxes offered for sale to the public by the taxing county or municipality, and tax loan receivables, which represent loans to property owners for uncollected taxes (together, "tax liens"). Tax loan receivables are evidenced by a security instrument with loan and repayment terms and an authorization directing the tax collector to transfer the pre-existing tax lien.

Tax liens have super priority status and are secured by a first priority lien on the related real property. Purchases of tax lien certificates are recorded on the date of auction or date of acquisition if acquired privately, which is the same date the Company receives the right to the tax deed. Originations of tax loan receivables are recorded on the loan closing date. The Company currently acquires super priority tax lien certificates in 14 states plus the District of Columbia.

The fair value of tax liens, except for certain Florida and Texas liens, approximates their acquisition cost. In the case of Florida and Texas, tax liens are valued based on recent observable transactions in the secondary market.

The Company will occasionally foreclose on the real estate associated with a tax lien certificate in an effort to protect its investment. Investments in foreclosed real estate are recorded at fair value at the time of foreclosure and carried at the fair value of the collateral less cost to sell.

(o) Investments held by Consolidated Fund, at Fair Value

The investment funds are accounted for as investment companies under GAAP and follow the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB"), ASC Topic 946, *Financial Services - Investment Companies*. As private investment companies, investments are carried at fair value. The Company has retained the specialized accounting for these funds in consolidation. During 2017, the Company consolidates a master debt fund. For the consolidated fund, the Company carries the fund's investments at fair value on the accompanying Consolidated Statement of Financial Condition. The Company's equity method investments are included in "Investments in and due from affiliates". Additional information is presented in Notes 7 and 12.

(p) Investments in Tax Credit Fund Partnerships and Lower Tier Property Partnerships

The Company, through its subsidiaries, acquires limited partnership interests in LIHTC properties for purposes of syndication. Upon syndication, the Company holds general partner ownership interests in the Tax Credit Fund Partnerships. The Tax Credit Fund Partnerships invest in low-income housing property-level partnerships that generate tax credits and tax losses. "Investments in and due from affiliates"

includes limited partnership interests in LIHTC properties and general partner ownership interests in the Tax Credit Fund Partnerships under the equity method of accounting.

(q) Fees and Other Receivables

Fees and other receivables include accrued asset management fees and receivables related to construction bridge, pre-development and other financings to developers of property partnerships associated with its sponsored LIHTC funds. These financings typically have a maturity date between 12 to 24 months. Principal is paid as set forth by the underlying note. Receivables are evaluated periodically for collectability and reserves are established if collectability is unlikely. Allowances for these receivables are generally determined using management's judgment based on the present value of estimated cash flows. As of December 31, 2017, the Company has recorded $0.4 million in such an allowance.

(r) Intangible Assets, Net

"Intangible assets, net" represents licenses, a tax lien origination platform, contractual rights to asset management fees, contractual rights to syndication revenue, and certain trade names. The licenses, origination platform, and trade names are amortized under the straight-line method. The contractual rights are amortized over the remaining lives of the fee contracts acquired in a manner that relates to the expected cash flows from the contracts. Intangible assets are carried at amortized cost, adjusted for OTTI, if any.

(s) Goodwill

The following table presents the components of goodwill as of December 31, 2017 (in thousands):

HCP Acquisition - October 2017	$	11,739
Tax Ease Acquisition - August 2017		271
CCTLF and CCIM Acquisition - April 2016		3,068
Nevada General Corp and BGTT Acquisition - June 2015		6,138
Lender Subsidiary Reorganizations - March 2014		1,047
	$	22,263

Goodwill is carried at amortized cost, adjusted for OTTI, if any.

(t) Allowance for Risk-Sharing and Recourse Obligations

The Company recognizes an "Allowance for risk-sharing and recourse obligations" for loans sold to Fannie Mae under the Delegated Underwriting and Servicing ("DUS") program and Freddie Mac under the Delegated Underwriting Initiative ("DUI") program to share the risk of loan losses, as well as, for residential loans sold to Fannie Mae where Fannie Mae maintains recourse and certain loans originated under Freddie Mac's SBL program (see Note 15).

Under the Fannie Mae DUS Program, the Company originates loans that are thereafter purchased or credit enhanced by Fannie Mae and sold to third party investors. Pursuant to a master loss sharing agreement with Fannie Mae, the Company retains a first loss position with respect to the loans that are originated and sold under this program. For these loss sharing loans, the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on Fannie Mae loss sharing formulas following Fannie Mae risk Levels I, II or III, with Level III loans representing the most risky loans and for which the Company assumes the greatest share of loss. For a majority of these loans, if a default occurs, the Company is responsible for the first 5% of the unpaid principal balance and a proportion of any additional losses to a maximum of 20% of the original principal balance; any remaining loss is borne

by Fannie Mae. For certain of these loss sharing loans, a modified risk sharing arrangement is applied in which the Company's risk share is reduced to 0% to 75% of the Company's overall share of the loss. For Level II and III loans, the Company may carry a higher loss percentage. Pursuant to this agreement, the Company is responsible for funding 100% of mortgagor delinquency (principal and interest) for a period of four months and servicing advances (taxes, insurance and foreclosure costs) until the amounts advanced exceed 5% of the unpaid principal balance at the date of default. Thereafter, no further fundings are required until final settlement under the master loss sharing agreement.

Under the Freddie Mac DUI program ("DUI Loss Sharing Agreement"), the Company is obligated to reimburse Freddie Mac for a proportion of any loss that may result from borrower defaults in DUI transactions. For such loans, if a default occurs, the Company's share of the standard loss will be the first 5% of the UPB at the date of default, and 25% of the next 20% of the remaining UPB to a maximum of 10% of the UPB.

Pursuant to the terms of the Freddie Mac SBL Program (see Note 4), the Company is required to repurchase loans for up to a twelve-month period ("SBL Repurchase Period") if there is a monetary or non-monetary default on the loan ("SBL Repurchase Obligation"). This repurchase obligation terminates upon the securitization of the loan. Subsequent to the SBL Repurchase Period, the Company has a loss sharing obligation on SBL loans prior to their placement by Freddie Mac in their securitization. Under the terms of the loss sharing agreement with Freddie Mac, the Company is obligated to reimburse Freddie Mac for a portion of the loss based on Freddie Mac loss-sharing formulas up to a maximum loss equal to 10% of the aggregate unpaid principal balance UPB of the loans.

The Company maintains the "Allowance for risk-sharing and recourse obligations" at a level that in management's judgment is adequate to provide for estimated obligations. The Company's assessment of the allowance is based on a number of factors including, but not limited to, general economic conditions, changes in the borrower's ability to meet debt service requirements, changes in the value of the collateral or the risk of refinancing the loan at maturity. For performing loans, the Company maintains a general reserve, which is based on the stratification of the loan servicing portfolio by debt service coverage ratio ("DSCR") and loan to value ratio ("LTV") calculated from the most current net operating income ("NOI") of the underlying properties. The probability of default and loss given default is higher for loans with lower DSCRs and higher LTVs and therefore a higher reserve is maintained for such loans. For defaulted loans in which a loss is expected, the Company maintains a loan specific reserve based on the estimated value of the underlying collateral and an estimate of its share of the loss.

(u) Derivative Assets and Liabilities

The Company enters into commitments to originate multifamily mortgage loans held for sale with customers at specified interest rates and within a specified period of time. These interest rate lock commitments ("IRLCs") meet the definition of a derivative and are recorded at fair value on the accompanying Consolidated Statement of Financial Condition in "Prepaid expenses and other assets" or "Accounts payable and other liabilities". The estimated fair value of IRLCs includes the value of loan origination fees and premiums on anticipated sale of the loan, net of co-broker fees, and the fair value of the expected net future cash flows associated with the servicing of the loan. The Company manages the market risk associated with its outstanding IRLCs and loans held for sale by forward loan sales commitments with permanent investors. These forward sale commitments also meet the definition of a derivative and are recorded at fair value in the Company's accompanying Consolidated Statement of Financial Condition in "Prepaid expenses and other assets" or "Accounts payable and other liabilities". The estimated fair value of forward sale commitments includes the effects of interest rate movements between the commitment date and statement of financial condition date. Management expects the changes

in fair value of its forward loan sale commitments to offset the changes in fair value of the IRLCs and loans held for sale (see Note 12).

The Company enters into credit and interest rate derivatives in the form of total return swaps ("TRS") and interest rate swaps ("IRS") which are included in "Prepaid expenses and other assets" or "Accounts payable and other liabilities" in the Company's accompanying Consolidated Statement of Financial Condition. The IRS economically hedge interest rate exposure of loans originated for the Company's Proprietary Lending Program ("Proprietary Loans") loans held for sale ("Proprietary HFS Loans"). The Company's TRS and IRS are not designated as hedges.

The Company through its broker dealer enters into credit and interest rate derivatives in the form of single family "to be announced" mortgage securities ("TBA"), when-issued securities, forward settling transactions, and IRS for its proprietary trading activities. These derivatives are included in "Trading instruments, at fair value" or "Trading instruments sold, not yet purchased, at fair value" in the Company's accompanying Consolidated Statement of Financial Condition. These derivatives are not designated as hedges.

The Company nets the fair value of derivative contracts where a master netting agreement exists with a single counterparty that provides for net settlement of all such contracts through a single payment in the event of a default or on termination of any one contract. Rights to reclaim collateral deposited with derivative counterparties are recorded in the Company's accompanying Consolidated Statement of Financial Condition in "Fees and other receivables". In addition, the Company has collateral of $1.4 million in "Restricted cash". The Company's offsetting derivative assets at December 31, 2017 are as follows (in thousands):

Description	Gross Amount of Recognized Assets	Gross Amount Offset in the Statement of Financial Condition	Net Amount Presented in the Statement of Financial Condition
Trading instruments, at fair value	$ 267	(248)	19
Prepaid expenses and other assets	369	(42)	327
Total	$ 636	(290)	346

The Company's offsetting derivative liability at December 31, 2017 is as follows (in thousands):

Description	Gross Amount of Recognized Liabilities	Gross Amount Offset in the Statement of Financial Condition	Net Amount Presented in the Statement of Financial Condition
Trading instruments sold, not yet purchased, at fair value	$ 105	(106)	(1)
Total	$ 105	(106)	(1)

(v) Resale and Repurchase Agreements

Transactions involving sales of securities and mortgage loans under agreements to repurchase ("Repurchase agreements" or "Repos") are accounted for as collateralized financing arrangements or agreements (see Note 13).

(w) Income Taxes

The Company and its Parent are single member Limited Liability Companies ("SMLLCs") and as such, are treated as disregarded for U.S. Federal income tax purposes, but file separate tax returns for certain state and local jurisdictions in which it does business. All the assets, liabilities, and items of income,

deductions, gains and losses are ultimately treated as that of HCI. HCI has elected to be treated as an "S" Corporation under the Internal Revenue Code ("IRC"). As such, all of its items of income, deductions, gains and losses are passed through to its individual shareholders.

The Company accounts for state and local income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company adopted ASC Subtopic 740-10 which prescribes a recognition threshold and measurement attribute for use in connection with the obligation of a Company to recognize, measure, present, and disclose in its financial statements uncertain tax positions.

(x) Non-controlling Interests

The Company includes the accumulated amount of non-controlling interests in the Consolidated Statement of Financial Condition as part of equity.

(y) Recently Issued Accounting Standards

- In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. The amendments defer the effective date of ASU 2014-09 for all entities by one year. The amendments are effective for annual reporting periods beginning after December 15, 2017. There were four amendments to ASU 2014-09 issued in 2016. They are ASU 2016-08, *Principal versus Agent Considerations*, issued in March 2016, which clarifies those relationships with the customer; ASU 2016-10, *Identifying Performance Obligations and Licensing*, issued in April 2016, which clarifies what is the entity's obligations to its customers and what is the customer's entitlement in the license agreements; ASU 2016-12, *Narrow Scope Improvements and Practical Expedients*, issued in April 2016, which provides guidance on assessing collectability, presentation of sales taxes, noncash consideration, and completed contract modifications at transition; and, ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*, issued in December 2016, which provides disclosure relief and clarifies the scope and application of the new revenue standard and related cost guidance. We adopted the requirements of the new standard on January 1, 2018 and applied the modified retrospective transition method. Under the modified retrospective method, we recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings. This adjustment had an immaterial impact to our retained earnings. Results for reporting periods beginning after January 1, 2018 will be presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

- In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities*. The ASU requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements and clarifies that

an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. The amendments are effective for fiscal years beginning after December 15, 2017. The Company does not expect the adoption of this standard to materially impact its Consolidated Statement of Financial Condition.

- In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Leases (Topic 840)*. This ASU requires lessees to recognize right-of-use assets and lease liabilities for all leases, including operating leases, with a term greater than twelve months. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in ASU 2016-02 are effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted. The Company does not expect the adoption of this standard to materially impact its Consolidated Statement of Financial Condition.

- In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The standard will replace the incurred loss impairment methodology pursuant to GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments are effective for annual reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact of adopting this ASU on its Consolidated Statement of Financial Condition.

- In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The new standard is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for annual or interim goodwill impairment testing performed after January 1, 2017. The Company early adopted ASU 2015-02 as of January 1, 2017.

- In August 2017, the FASB issued ASU 2017-12, *Derivatives and Hedging (Topic 815)*. The ASU better aligns accounting rules with a company's risk management activities; better reflects economic results of hedging in financial statements; and simplifies hedge accounting treatment. The standard is effective for annual and fiscal periods beginning after December 15, 2018. The Company does not expect the adoption of this standard to materially impact its Consolidated Statement of Financial Condition.

(3) Variable Interest Entities

The Company has interests in SBL Securitization trusts (see Note 10). Because the Company serves as the Directing Certificateholder, as appointed by the controlling class majority holder, of the SBL Securitization trust in which it invests and the right to remove the Company as the Directing Certificate holder is not exercisable without cause, the trusts are deemed to be VIEs.

The Company, through its subsidiary, acquires limited partnership interests in LIHTC properties that are held until syndication. Upon syndication, the Company holds general partner ownership interests in the Tax Credit Fund Partnerships. The Tax Credit Fund Partnerships have limited partner equity investments in low-income

housing property-level partnerships. The Company sponsors two general types of Tax Credit Fund Partnerships: non-guaranteed single investor funds or non-guaranteed multi-investor funds.

In single investor funds, the single investor member has significant participating rights over the activities that most significantly impact the economic performance of the fund. Therefore, the Company as managing member or general partner is not the one party with power over the significant economic activities and accordingly is not deemed to be the primary beneficiary and these funds are not consolidated.

In multi-investor funds, the Company as the managing member of the Tax Credit Fund Partnerships acts as an agent in its decision-making role and not as a principal and it is not considered the primary beneficiary and does not consolidate as the Company lacks exposure to the economic performance of the VIE that could be potentially significant.

The Company also does not consolidate the limited partnership interests in LIHTC properties or the Lower Tier Property Partnerships as the general partners are considered the primary beneficiaries. Neither the Company nor the Tax Credit Fund Partnerships control these Lower Tier Property Partnerships. These investments pending syndication are typically held for a short period of time until the partnership is syndicated.

The Company, through its subsidiaries, is able to remove the existing general partner of Lower Tier Property Partnerships for cause related to non-performance and assume control of Lower Tier Property Partnerships in which the Tax Credit Fund Partnerships hold limited partner interests. As of December 31, 2017, the Company has assumed control and consolidates one Lower Tier Property Partnership where the limited partner interests are held by a Tax Credit Fund Partnership in which the Company has a general partner ownership interest. The Company assumed this general partnership interest to preserve direct or indirect investments in equity investments.

During 2016, the Company, through its subsidiary, formed a master feeder fund organized to generate returns by investing in various real estate investment opportunities generating income and capital appreciation. The Hunt Debt Opportunity Master Fund, L.P. ("Master Fund") has three limited partners: Hunt Debt Opportunity Fund (Institutional), L.P. and Hunt Debt Opportunity Fund (HNW), L.P., each a Delaware limited partnership, and, Hunt Debt Opportunity Fund Ltd., a limited liability corporation formed in the Cayman Islands (collectively, the "Feeder Funds"). The Feeder Funds invest substantially all of their assets in the Master Fund. The Master Fund is managed by the Hunt Opportunity Fund I GP, LLC (the "General Partner") and Hunt Investment Management, LLC (the "Investment Manager").

During 2017, the Company, through its subsidiary, formed a real estate fund to make strategic investments in a diversified portfolio of real estate related assets that provide the opportunity to yield an attractive risk adjusted rate of return. The Hunt/KCVG Real Estate Fund, LP ("RE Fund") is managed by Hunt Investment Management, LLC ("HIM") which has engaged K. C. Venture Group, LLC to assist as a special consultant to HIM.

During 2017, the Company, through its subsidiary, formed a real estate fund primarily to acquire and maintain an economic interest in the development and construction of a real estate project located in North Miami Beach, Florida. The Hunt NMB Partners, LP ("NMB Fund") is management by HIM.

The Company consolidates the Master Fund as it has determined it is the primary beneficiary of the Master Fund as a result of it having the majority of the voting interest of the fund and the power to make the decisions that most significantly affect the economic performance and holding a variable interest that obligates the Company to absorb losses that could potentially be significant (see Note 7).

The Company does not consolidate the RE Fund or NMB Fund as it has determined it is not the primary beneficiary as it lacks the power to make the decisions that most significantly affect the economic performance of the VIE.

Investments accounted for under the equity method consist of the real estate investment funds, including the RE Fund and NMB Fund, and partnership interests in LIHTC properties, and Tax Credit Fund Partnerships that the company has significant influence but not a controlling financial interest. The Company's ownership interests in such equity method investments ranges from approximately 0.01% to 5%. The Company's equity method investments totaled $18.2 million as of December 31, 2017, and are included in "Investments in and due from affiliates" in the accompanying Consolidated Statement of Financial Condition.

For those VIEs where the Company does not consolidate, our risk of loss for these VIEs is limited to our investments in, advances to, and/or receivables due from VIEs. The aggregate assets, liabilities, and our exposure to loss from those VIEs that meet certain thresholds of significance at December 31, 2017 are as follows (in thousands):

	Aggregate assets	Aggregate liabilities	Our risk of loss
LIHTC funds	$ 755,320	11,715	16,393
Real estate investment funds	160,096	668	1,232
Total	$ 915,416	12,383	17,625

(4) Mortgage Banking Activities

The Company's mortgage banking activities include originating loans for third parties or for its own account, and subsequently servicing most of those loans. Loans originated by the Company are funded with warehouse and repurchase facilities (see Note 13). Certain activities associated with the servicing and subservicing of the loans in the Company's servicing portfolio under various mortgage banking programs outlined below are contracted out to an unaffiliated third party ("Subservicer").

The "Allowance for risk-sharing and recourse obligations" recorded as of December 31, 2017 is the Company's estimated portion of losses based on its collective assessment of the DUI loans in the loss sharing program with Freddie Mac, SBL loans with Freddie Mac, DUS loans in the loss sharing program with Fannie Mae, and the estimated losses on residential loans where the Company maintained recourse (see Note 2 and 15).

(a) Fannie Mae Program

The Company is approved by Fannie Mae as a residential lender and multifamily DUS lender. The Company originates, underwrites, and services mortgage loans on multifamily and residential properties and sells the mortgage loans directly to Fannie Mae. For DUS loans the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on the Fannie Mae loss sharing formulas (see Note 15).

At December 31, 2017, the Company had $8.1 billion of loans in its Fannie Mae servicing portfolio, of which $7.9 billion relates to multifamily loans. In addition, the Company had received commitments from Fannie Mae to purchase mortgages that have already been funded by the Company. These loans totaled $279.6 million as of December 31, 2017 and are included in "Mortgage loans held for sale, at fair value" on the Company's accompanying Consolidated Statement of Financial Condition. The Company also had one loan with an unpaid principal balance of $35.0 million in its servicing portfolio under the non-DUS Fannie Mae program at December 31, 2017.

(b) Freddie Mac Program

The Company is an approved Freddie Mac seller/servicer of mortgage loans. Under the Freddie Mac program, the Company originates, underwrites, and services mortgage loans on multifamily properties and sells the project loans directly to Freddie Mac. For loans originated under the Freddie Mac DUI program, the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on Freddie Mac loss-sharing formulas (see Note 15).

For loans originated under Freddie Mac's Small Balance Loan ("SBL") program for which Freddie Mac intends to sell the loans into a Freddie Mac sponsored securitization (an "SBL Securitization"), the Company has a repurchase obligation or a loss sharing obligation, prior to placement of such loans by Freddie Mac in their SBL Securitization, to reimburse Freddie Mac for a portion of the loss based on Freddie Mac loss-sharing formulas (see Note 15). The Company has elected to not purchase the B-Piece of future SBL Securitizations. The retained portion of the B-Piece, except where the Company consolidates as the primary beneficiary, is included in "Investments held to maturity" and "Investments available for sale, at fair value", respectively (see Note 5). The Company has elected the fair value option for initial and subsequent recognition of the assets and liabilities of the SBL Securitization trusts where the Company consolidates as the primary beneficiary.

At December 31, 2017, the Company had $5.7 billion of mortgage loans in its Freddie Mac servicing portfolio. In addition, the Company had received commitments from Freddie Mac to purchase mortgages that have already been funded by the Company. These loans totaled $177.9 million as of December 31, 2017, and are included in "Mortgage loans held for sale, at fair value" on the Company's accompanying Consolidated Statement of Financial Condition.

(c) FHA Program

The Company is approved by the FHA as a non-supervised mortgagee. Under the FHA program, the Company originates, underwrites and services mortgage loans on multifamily and residential properties. As of December 31, 2017, the Company serviced $402.5 million of loans under the FHA 223(f), 232, and 242 Programs, of which $402.1 million were transferred into pools of GNMA securities at December 31, 2017.

(d) Proprietary Lending

The Company originates, underwrites and services mortgage loans on income producing properties for its own account ("Proprietary Lending"). Loans originated under the Company's Proprietary Lending program include fixed rate loans on stabilized properties which the Company intends to contribute to targeted investment vehicles ("Fixed Proprietary Loans"), floating rate bridge loans ("Bridge Loans") and mezzanine financing in the form of loans that are subordinate to a conventional first mortgage loan and senior to the borrower's equity ("Mezzanine Loans"). Mezzanine Loans may be secured by pledges of ownership interests in entities that directly or indirectly control the real property or subordinated loans secured by second mortgage liens on the property. We may also require additional security such as personal guarantees, letters of credit and/or additional collateral unrelated to the property.

Fixed Proprietary Loans, Bridge Loans and Mezzanine Loans are classified as "Mortgage loans held for investment" and carried at amortized cost on the accompanying Consolidated Statement of Financial Condition. The Proprietary Lending unamortized loan fees was $1.0 million as of December 31, 2017.

The Company has elected the fair value option for certain Fixed Proprietary Loans that are held for sale and certain loans which the Company had intended to sell to issuers of collateralized mortgage backed

securities ("Conduit Loans") (collectively, "Proprietary HFS Loans"). The aggregate unpaid principal balance of Proprietary HFS Loans as of December 31, 2017 totaled $29.3 million. The Company no longer originates Conduit Loans.

The following tables summarize our Proprietary HFI Loans as of December 31, 2017 (dollars in thousands):

	Carrying Value	Unpaid Principal Balance	Weighted Average Coupon[1]	Weighted Average Life[2] (Years)
Fixed proprietary loans	$ 58,525	$ 58,525	4.60%	6.7
Bridge loans	450,713	453,804	6.39%	1.7
Mezzanine loans	2,369	2,415	12.00%	10.5
Total mortgage loans held for investment	511,607	514,744		
Allowance for loan losses	—	—		
Total net loans	$ 511,607	$ 514,744		

(1) Weighted average coupon is calculated on the UPB of each loan.
(2) Weighted average life of each loan type has been calculated based on UPB assuming that there are no prepayments, defaults, extensions or delinquencies.

The Company assigns a credit risk rating to each loan within a four point range from low to high risk using the Company's proprietary Risk Rating Model. Each credit risk rating has benchmark guidelines that pertain to debt-service coverage ratios (DSCR), LTV ratios, borrower strength, asset quality, and funded cash reserves. Other factors such as guarantees, market strength, remaining loan term and borrower equity are also reviewed and factored into determining the credit risk rating assigned to each loan.

Generally, given our typical loan profile, loans rated Low (between 1.00 and 2.24) are expected to meet all principal and interest payment obligations according to the contractual loan agreements, and loans rated Moderate (between 2.25 and 2.74) represent a higher risk of default although a risk of loss is unlikely due to collateral value and other indicators. Loans rated High (between 2.75 and 3.24) represent a higher risk of default and losses are expected in the event of default, and risk ratings of Default (between 3.25 and 4.00) indicate an imminent risk of default with loss likely in the event of default. Assets are subject to, at minimum, a thorough quarterly financial evaluation in which historical operating performance and forward-looking projections are reviewed.

Certain subjective factors such as borrower strength, condition of the market of the underlying collateral, additional collateral or other credit enhancements, or loan terms are also considered and, may result in a rating that is higher or lower than might be indicated by any risk rating matrix.

The following tables summarize the Proprietary HFI Loans weighted average internal risk ratings by loan type as of December 31, 2017 (dollars in thousands):

Loan Type	Unpaid Principal Balance	Percentage of Portfolio	Weighted Average Internal Risk Rating[(1)]
Fixed proprietary loans	$ 58,525	11.37%	1.5
Bridge loans	453,804	88.16%	1.8
Mezzanine loans	2,415	0.47%	1.5
Total Proprietary HFI Loans	$ 514,744	100.00%	

(1) Weighted average internal risk rating is calculated on the UPB of each loan.

The following tables summarize the Proprietary HFI Loans by asset class as of December 31, 2017 (dollars in thousands):

Asset Class	Unpaid Principal Balance	Percentage of Portfolio
Multifamily	$ 405,232	78.73%
Office	4,400	0.85%
Retail	49,605	9.64%
Other	55,507	10.78%
Total	$ 514,744	100.00%

The allowance for loan losses is the Company's estimate of credit losses inherent in the loan portfolio at the statement of financial condition date. The Company has established a process to determine the appropriateness of the allowance for loan losses that assesses the losses inherent in the portfolio. The Company determined that no allowance for loan losses was necessary as of December 31, 2017.

As of December 31, 2017, none of the Company's Proprietary HFS or HFI loans were delinquent or on nonaccrual status. Additionally, the Company has not experienced any loans that were 90 days or more delinquent, or put on nonaccrual status since the inception of the Proprietary Lending program.

(e) Borrower Escrow Deposits

The Company is required to maintain custody for certain borrower deposits in escrow for, among other purposes, taxes, insurance, and replacement reserves under each of the above programs. These deposits are segregated in bank accounts held outside of corporate assets and not presented in the accompanying Consolidated Statement of Financial Condition. At December 31, 2017, escrows under each program consisted of the following (in thousands):

Fannie Mae	$ 221,182
HUD/FHA	23,615
Freddie Mac	134,379
Proprietary lending and other	84,555
Total	$ 463,731

(5) Investment Securities

The Company holds certain project certificates in a military housing trust ("Project Certificates") and I/O Certificates relating to certain SBL Securitizations in "Investments available for sale, at fair value". The Company holds the B-Piece acquired relating to certain SBL Securitizations and a multifamily housing revenue bond in "Investments held to maturity".

As of December 31, 2017, accumulated other comprehensive income includes $434 thousand of noncredit-related losses relating to OTTI recognized during 2016 on B-Piece notes.

The following table presents the amortized cost, fair value and net unrealized gain or loss for the Investments available for sale, at fair value and Investments held to maturity (in thousands):

	Amortized Cost	Fair Value	Unrealized Gains/(Losses)
Available for Sale:			
Project Certificates	$ 17,599	19,913	2,314
I/O Certificates	3,357	3,357	—
Total	$ 20,956	23,270	2,314
Held to Maturity:			
B-Piece	$ 5,415	5,754	339
Debt Securities	1,772	1,772	—
Total	$ 7,187	7,526	339

Because the Company does not intend to sell its investment securities and believes that it is not more likely than not that it will be required to sell the investment securities before recovery of their amortized cost basis, the investment securities are not considered to be OTTI.

Scheduled maturities of debt securities classified as available for sale and held to maturity were as follows at December 31, 2017 (in thousands):

	Carrying Amount	Fair Value
Available for sale:		
Due after ten years	$ 20,956	23,270
	$ 20,956	23,270
Held to maturity:		
Due after five years through ten years	$ 1,772	1,772
Due after ten years	5,415	5,754
	$ 7,187	7,526

(6) Investments in Tax Liens, at Fair Value

As of December 31, 2017, the tax liens have an aggregate fair value of $241.9 million, of which $125.5 million collateralizes certain notes (see Note 14).

Exposures of the investments in tax liens by state as of December 31, 2017 include: Florida 33%, Ohio 26%, Texas 20%, Connecticut 6%, Illinois 4%, and all other states 11%.

(7) Investments Held by Consolidated Fund, at Fair Value

The following table presents the summarized assets and liabilities of the Master Fund in which the Company has ownership interests as of December 31, 2017 (in thousands):

Investments held by Consolidated Fund:		
Debt securities	$	18,251
Mezzanine financing		4,764
Total investments held by Consolidated Fund	$	23,015
Cash and cash equivalents held by Consolidated Fund		7,860
Notes payable		(4,795)
Accounts payable		(58)
The Company's net equity in Consolidated Fund	$	26,022

(8) Mortgage Servicing Rights

MSRs represent capitalized values of the servicing rights retained by the Company for mortgage loans originated and sold or separately acquired. To determine the fair value of the originated servicing rights capitalized during the year and the fair value of existing MSRs. The Company uses a discounted cash flow methodology to estimate fair value.

The key assumptions used in the estimation of the fair value of MSRs includes prepayment speeds, discount rates, cost to service, default rates, contractual servicing fees and escrow earnings rates. The discount rates used to determine present value range from 8% to 15% and may be adjusted upward due to certain circumstances as determined on a loan-by-loan basis. The Company estimates the term of servicing for each loan by assuming that the maturity of servicing would not end prior to the yield maintenance date, at which point the prepayment penalty expires. Escrow balances are assumed to increase 3% per year. The estimated rate of return on float balances on escrow amounts is 2%. The Company estimates default rates based on the borrower's debt service ratio.

The Company's net carrying amount of MSRs at December 31, 2017 is as follows (in thousands):

	Originated	Purchased	Total
Gross carrying amount			
Commercial	$ 334,377	38,669	373,046
Residential	477	2,064	2,541
Less accumulated amortization			
Commercial	(169,247)	(37,182)	(206,429)
Residential	(440)	(792)	(1,232)
Net carrying amount	$ 165,167	2,759	167,926

(9) Intangible Assets

The net carrying amounts of the components of intangible assets as of December 31, 2017 are as follows (in thousands):

	Estimated Useful Life	Carrying Amount
Mortgage banking licenses	6.25 years	$ 12,400
Other licenses	Indefinite	1,326
Contractual rights to asset management fees	6 years	4,859
Contractual rights to syndication revenue	1.5 years	6,543
Tax lien origination platform	6.75 years	7,000
Trade name	6.75 years	60
Trade names	Indefinite	440
Total intangible assets		32,628
Less: Accumulated amortization		(7,617)
Net intangible assets		$ 25,011

During 2017, in connection with the Tax Ease Acquisition, the Company recognized a $7.0 million tax lien intangible asset related to a tax lien origination platform and $60 thousand intangible asset in the form of a trade name. During 2017, in connection with the HCP Acquisition, the Company recognized a $6.5 million and $4.9 million intangible asset in the form of contractual rights to syndication revenue and contractual rights to asset management fees, respectively. During 2017, the Company recognized $699 thousand in licenses which have an indefinite life and are not subject to amortization.

(10) Securitization VIE Assets and Liabilities, at Fair Value

The Company originates mortgage loans under Freddie Mac's SBL program for which Freddie Mac intends to sell the loans into Freddie Mac sponsored securitization trusts ("SBL Securitization"). An SBL Securitization trust issues Collateralized Mortgage Backed Securities ("CMBS") that are collateralized by the SBL loans that have been sold by Freddie Mac into the trust. While the Company holds a majority of the controlling class of the security and serves as the Directing Certificateholder of the SBL Securitization trusts in which it invests and the right to remove the Company as the Directing Certificateholder is not exercisable without cause, the trusts are deemed to be VIEs and consolidation is required pursuant to GAAP. This results in the gross assets and liabilities of the trusts being included on the Consolidated Statement of Financial Condition. The assets and other instruments held by these trusts are restricted and can only be used to fulfill the obligations of the entity. Additionally, the obligations of the trusts do not have any recourse to the general credit of any other consolidated entities, nor to the Company as the consolidator of these trusts. The trust's liabilities initially represent investment securities on the Consolidated Statement of Financial Condition (pre-consolidation). Upon consolidation of these trusts, the associated investment securities are eliminated

The Company was designated the Directing Certificateholder, and consequently consolidated a SBL Securitization trust in April 2017. The Company elected the fair value option for initial and subsequent recognition of the assets and liabilities of the trust. These SBL Securitization trust is static, with no reinvestment permitted, and there is no active management of the underlying assets. In determining the fair value of the assets and liabilities of the SBL Securitization trust, the Company maximizes the use of observable inputs over unobservable inputs. The fair value of the SBL Securitization trust's assets is determined by

reference to the SBL Securitization trust's liabilities as permitted under ASU 2014-13, *Consolidation (Topic 810): Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity*. In other words, the SBL Securitization trust's liabilities are more reliably measurable than the assets, resulting in the current measurement methodology which utilizes this value to determine the fair value of the SBL Securitization trust assets. This methodology results in the fair value of the assets of the SBL Securitization trust being equal to the fair value of its liabilities.

The consolidated SBL Securitization trust had $223.3 million of Securitization assets and $223.3 million of Securitization liabilities as of December 31, 2017. The carrying value of the Company's CMBS investments in this trust as well as the allocable portion of the mortgage servicing right associated with the Company's role as special servicer of the SBL Securitization trust, totaling $7.8 million, was eliminated in consolidation against Securitization liabilities as of December 31, 2017 resulting in net securitization liabilities of $215.5 million in consolidation.

The inclusion of the assets and liabilities of SBL Securitization trust in which the Company is deemed the primary beneficiary has no economic effect to the Company. The exposure to the obligations of these VIEs is generally limited to the Company's investment in these entities. The Company is not obligated to provide, nor has provided, any financial support for these consolidated SBL Securitization trust.

(11) Credit and Interest Rate Transactions

The Company engages in certain other proprietary credit transactions, primarily in the form of total return swaps ("TRS") with certain financial instruments as the reference asset.

The Company has entered into two TRS to pay a variable rate and also the change in the price of the reference certificate with the Company to receive a fixed rate with a total notional of $50.0 million. The interest rate is based on LIBOR plus 2.50%. The reference certificate for these TRS transactions are Project Certificates with aggregate face value of $50.0 million.

The Company has entered into a separate TRS to pay a variable rate and also the change in the price of the reference certificate with the Company to receive a fixed rate. The variable rate is the Securities Industry and Financial Markets Association ("SIFMA") Municipal Swap Index plus 0.85%. The reference certificates are municipal bonds with an aggregate notional of $34.5 million as of December 31, 2017.

In order to manage the interest rate exposure of the TRS, as well as the interest rate exposure of Proprietary HFS loans and its investments in debt securities, the Company has entered into interest rate swap ("IRS") contracts (see Note 12).

The Company through its broker dealer enters into credit and interest rate derivatives in the form of single family "to-be-announced" mortgage securities ("TBA"), when-issued securities, forward settling transactions, and IRS for its proprietary trading activities. These derivatives are included in "Trading instruments, at fair value" or "Trading instruments sold, not yet purchased, at fair value" in the Company's accompanying Consolidated Statement of Financial Condition. These derivatives are not designated as hedges.

As of December 31, 2017, the Company had restricted cash of $1.4 million and cash collateral of $12.6 million deposited with the Company's derivative counterparties which is recorded in "Restricted cash" and "Fees and other receivables", respectively, on the accompanying Consolidated Statement of Financial Condition. As of December 31, 2017, the Company had additional collateral of $31.5 million pledged with the derivative counterparty which is recorded in "Investments in and due from affiliates".

(12) Fair Value of Financial Instruments

The Company uses valuation techniques consistent with the market approach, the income approach and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques are based on assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, those that reflect the assumptions market participants would use in valuing the asset or liability based on market data obtained from independent sources, or unobservable, those that reflect the assumptions about the valuation techniques and inputs market participants would use in valuing the asset or liability based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Financial assets and liabilities whose values are based on inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- Level 3 – Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

Where inputs used to measure fair value may fall into different levels of the fair value hierarchy. The Company categorizes such financial asset or liability based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability that a market participant would use.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies contain observable and unobservable inputs and were applied to all of the Company's assets and liabilities carried at fair value:

- Derivative instruments (Level 2) – The estimated fair value for IRS is derived using a discounted cash flow model. The pricing model takes into account the contract terms, including maturity, as well as interest rates and credit quality of the counterparty.
- Derivative instruments (Level 3) – The derivative positions consist of TRS, IRLCs and forward sale agreements. The estimated fair value of TRS is determined based on the present value of the estimated future net contractual payments for the term of the agreement as well as the current value of the underlying reference security. The value of the underlying instrument is determined based on the price of similar securities. The estimated fair value of IRLCs includes the value of loan origination fees and premiums on anticipated sale of the loan, net of co-broker fees, the fair value of the expected net future cash flows associated with the servicing of the loan as well as the effects of interest rate and market price movements between commitment date and statement of financial condition date. The estimated fair value of forward sale commitments includes the effects of interest rate and market price movements between the commitment date and statement of financial condition date.

- Fair value of the expected future cash flows associated with the servicing of the loan is determined by using various projected inputs, such as servicing costs and fees, as well as, estimated inputs derived with the assistance of a third party specialist. These estimated inputs include default rates, prepayment speeds and an appropriate discount rate.

- Effects of interest rate movements are calculated based on movements in applicable published U.S. Treasury prices between the rate lock date and the statement of financial condition date.

- Effects of market price movements are calculated based on changes in pricing of similar securities between the trade date and the statement of financial condition date.

- The fair value of the Company's forward sales agreements is adjusted to reflect the risk that the agreement will not be fulfilled. The Company's exposure to nonperformance in rate lock and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of the Company's counterparties, the short duration of forward sale agreements, and the Company's historical experience with the agreements, the risk of nonperformance by the Company's counterparties is not believed to be significant.

- "Mortgage loans held for sale, at fair value" (Level 2) – The Company determines the fair value of the loans held for sale by including contractual cost and fees, the fair value of the expected net future cash flows associated with the servicing of the loan, and the effects of interest rate and market price movements between the loan closing date and statement of financial condition date.

- "Investments in tax liens, at fair value" (Level 3) – The estimated fair value is determined primarily by reference to the principal value of the tax lien and the effective interest rate, calculated using the estimated cash flows from the liens including redemptions, rate of interest and penalty fees determined by state code or statute and the acquisition cost of the lien portfolio.

- "Investments held by consolidated fund, at fair value" (Level 3) – The estimated fair value reflects an estimated amount which the Master Fund would have received if the debt securities owned by the fund was sold on the statement of financial condition date and the net proceeds were distributed. The underlying debt securities are measured using dealer quotations when available, otherwise these securities are valued using the discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers. The estimated fair value of mezzanine financing is determined primarily by a discounted cash flow analysis requiring management to make estimates regarding future interest rates and credit spreads. The most significant of these inputs relates to credit spreads and is unobservable.

  The valuation policies and procedures for the Master Fund's investments are determined by the Master Fund's valuation committee. The valuation committee meets on a monthly basis, or more frequently as needed, to determine the valuations of the Level 2 and 3 investments. Valuations are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices, or other methods the valuation committee deems to be appropriate, including the use of internal proprietary pricing models.

- "Investments available for sale" (Level 2 and 3) – The Company relies on Level 3 measurements in determining the fair value of investments in illiquid securities. These securities are valued using dealer quotations when available, otherwise these securities are valued using the discounted cash

flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers.

- "Trading instruments" (Level 1, 2 and 3) - Trading instruments consists of our trading instruments (long positions), trading instruments sold, not yet purchased (short positions) and derivatives (see Note 2). The trading securities may include mortgage backed securities, asset backed securities and other fixed income instruments, equities, preferred stocks, listed options, and exchange traded funds. Derivatives may include single family TBA mortgage securities, when-issued securities, forward settling transactions, and interest rate swaps. Securities and derivatives with values based on quoted market prices in active markets for identical securities are classified within Level 1 and include active listed equities, listed options, exchange traded funds, and exchange traded derivatives. Certain positions for which trading activity may not readily visible are stated at fair value classified within Level 2. However, when less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security, or prices from independent sources are insufficient to corroborate valuation, a security is generally classified as Level 3. Securities are valued using dealer quotations when available, otherwise these securities are valued using the discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers. Derivatives without a quoted price in an active market and derivatives executed over the counter are valued using internal valuation techniques. These derivatives are classified as either Level 3 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The key inputs include interest rate yield curves, rates, volatilities, and correlation.

- "Securitization VIE Liabilities" (Level 2) - The Company utilizes several inputs and factors in determining the fair value of securitization VIE liabilities, including future cash flows, market transaction information, ratings, subordination levels, and current market spread and pricing information where available. Quoted market prices are used when this debt trades as an asset. Depending upon the significance of the fair value inputs used in determining these fair values, these liabilities can be classified in either Level 2 or Level 3 of the fair value hierarchy.

- "Securitization VIE Assets" (Level 3) - In determining the fair value of the assets and liabilities of the SBL Securitization trust, the Company maximizes the use of observable inputs over unobservable inputs. The fair value of the SBL Securitization trust's assets is determined by reference to the SBL Securitization trust's liabilities. This methodology results in the fair value of the assets of the SBL Securitization trust being equal to the fair value of its liabilities.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value (in thousands):

	Level 1	Level 2	Level 3	Balance as of year end
Assets:				
Mortgage loans held for sale	$ —	499,194	—	499,194
Total return swaps	—	—	497	497
Interest rate swaps	—	144	—	144
Interest rate lock commitments	—	—	4,275	4,275
Forward sales agreements	—	—	1,456	1,456
Investments held by consolidated fund	—	—	23,015	23,015
Investments available for sale	—	—	23,270	23,270
Trading instruments	—	193,176	—	193,176
Investments in tax liens	—	—	241,900	241,900
Securitization VIE assets	—	—	223,330	223,330
Total	$ —	692,514	517,743	1,210,257
Liabilities:				
Total return swaps	$ —	—	—	—
Interest rate swaps	—	5	—	5
Interest rate lock commitments	—	—	1,430	1,430
Forward sales agreements	—	—	434	434
Trading instruments sold, not yet purchased	—	35,239	—	35,239
Securitization VIE liabilities	—	215,515	—	215,515
Total	$ —	250,759	1,864	252,623

The following table presents information about significant unobservable inputs used in the measurement of the fair value of the Company's Level 3 assets and liabilities (in thousands):

	Quantitative Information about Level 3 Measurements			
	Fair Value	Valuation Technique	Unobservable Input (1)	Input Value (1)
Interest rate lock commitments, net	$ 2,845	Discounted cash flow	Credit spreads	(1)
Forward sales agreements, net	1,022	Discounted cash flow	Credit spreads	(1)
Total return swaps, net	497	Discounted cash flow	Credit spreads	(1)
Investments held by consolidated fund	23,015	Discounted cash flow	Yield	9.93% to 14.02%
Investments available for sale	23,270	Discounted cash flow	Discount rates	11.00% to 12.69%
Investments in tax liens	241,900	Discounted cash flow	Yield	4.25% to 24% (7.89% average)
Securitization VIE assets	223,330	Discounted cash flow	Yield	(1)

(1) Significant increases in this input may lead to significantly lower fair value measurements.

The following table summarizes the fair value adjustment components of the Company's mortgage loans held for sale and derivative financial instruments measured at fair value on a recurring basis and their location on the Company's accompanying Consolidated Statement of Financial Condition at December 31, 2017 (in thousands):

	Fair Value Adjustment Components				Statement of Financial Condition Caption		
	Notional or Principal Amount	**Assumed Gain (Loss) on Sale**	**Interest Rate Movement Effect**	**Total Fair Value Adjustment**	**Prepaid Expenses and Other Assets**	**Accounts Payable and Other Liabilities**	**Mortgage Loans Held for Sale**
Interest rate lock commitments	112,649	2,915	(28)	2,887	4,275	(1,430)	41
Forward sale agreements	570,118	—	1,022	1,022	1,456	(434)	25
Mortgage loans held for sale	457,470	13,744	(1,019)	12,725	—	—	12,725
Agency banking activities [(1)]		$ 16,659	(25)	16,634	5,731	(1,864)	12,791
Interest rate swaps	14,422	—	139	139	144	(5)	—
Total return swaps	84,143	327	170	497	497	—	—
Loans held for sale	29,335	—	(1,018)	(1,018)	—	—	(1,018)
Other business activities		$ 327	(709)	(382)	641	(5)	(1,018)

(1) Consists of mortgage bank activities under Fannie Mae, FHA, and Freddie Mac programs (see Note 4)

The following table presents fair value measurements of the Company's financial assets and liabilities not carried at fair value on the Consolidated Statement of Financial Condition as of December 31, 2017 (in thousands):

	Carrying Amount	**Fair Value**
Cash and cash equivalents	$ 154,807	154,807
Cash and cash equivalents held by consolidated fund	7,860	7,860
Restricted cash	137,104	137,104
Mortgage loans held for investment	511,607	514,744
Mortgage servicing rights, net	167,926	200,346
Investments held to maturity	7,187	7,526
Notes payable	1,020,171	1,020,171
Notes payable to affiliates	59,111	59,111
Collateralized loan obligations	428,506	434,348

(13) Notes Payable

The table below provides the components of the Company's borrowings (in thousands):

Agency Lending facilities	$	456,849
Federal Home Loan Bank facilities		26,467
Proprietary Lending facilities		111,018
Securities repurchase facilities		56,954
Secured financing		364,393
Other borrowings		15,529
Debt issuance costs		(11,039)
Total	$	1,020,171

As of December 31, 2017, the Company believes it is in compliance with all covenants contained in its Agency and Proprietary Lending warehouse and repurchase facility agreements, its Federal Home Loan Bank ("FHLB") agreements, its securities repurchase agreements, its secured financing agreements, and its other borrowing agreements.

Unless otherwise stated the Company expects to renew the Agency and Proprietary Lending warehouse and repurchase facilities upon their maturity, although any such renewal will be at the discretion of the Company's warehouse lenders and subject to compliance with the applicable covenants.

Agency Lending Facilities

The Company utilizes five facilities to fund loans for which it has firm sale commitments with either Government Sponsored Entities ("GSE's") or the FHA. Mortgages financed by these facilities (see Note 4), as well as the related servicing and other rights (see Note 8) have been pledged as security. The Company's agency lending facilities are as follows:

- During 2017 the Company entered into a $300.0 million uncommitted facility that matures in November 2018. A clause in the agreement grants a temporary increase in the borrowing capacity to $400.0 million from November 16, 2017 to February 1, 2018. As of December 31, 2017 the Company had drawn $282.4 million on the facility.
- A $150.0 million committed facility that matures in October 2018. As of December 31, 2017, the Company had drawn $47.5 million on the facility.
- A $125.0 million committed warehouse facility that matures in July 2018. As of December 31, 2017, the Company had drawn $20.7 million on the facility.
- An uncommitted facility with no maturity date. As of December 31, 2017, the Company had drawn $0.7 million on the facility.
- An uncommitted facility with Fannie Mae under its Multifamily As Soon As Pooled ("ASAP") Facility Funding Program. The facility has no maturity date. As of December 31, 2017, the Company had drawn $105.6 million on the facility.

Federal Home Loan Bank Advances

BGTT has been a third party title insurance company since 1911 and therefore remains an eligible member of the FHLB. However on March 31, 2016, BGTT was informed by the FHFA that for purposes of the rules governing FHLB membership, the FHFA considers BGTT to be a captive insurance company. BGTT was admitted as a member of the FHLB prior to September 12, 2014 and therefore will remain a FHLB member

through February 19, 2021 after which BGTT will no longer be eligible for FHLB membership. During this period, BGTT will be eligible to draw advances from the FHLB pursuant to FHLB's membership guidelines. As of December 31, 2017, BGTT had $26.5 million in advances outstanding with the FHLB.

As of December 31, 2017, commercial loans with a carrying value of $40.2 million have been pledged as collateral for such advances. In connection with the advances, the Company has purchased, as required under the terms of the advances, $0.6 million of FHLB stock.

Proprietary Lending Facilities

As of December 31, 2017, the Company has three facilities that are used to finance certain loans originated by the Proprietary Lending program (see Note 4). The proprietary lending facilities are as follow:

- During 2017 the Company entered into a $150.0 million repurchase agreement to provide financing for the Company's Bridge Loans. The maturity date of this agreement is May 2020 and includes the option to extend the facility for up to two additional one year terms. As of December 31, 2017, the Company had drawn $72.9 million on the facility.
- A $200.0 million repurchase agreement to provide financing for Proprietary Fixed or Bridge Loans. The maturity date of this agreement is July 2018 and includes the option for the Company to extend the facility for up to two additional one year terms. As of December 31, 2017, the Company had drawn $38.1 million on the facility.
- A $125.0 million repurchase agreement to provide financing for the Company's Bridge Loans. The maturity date of this facility is October 2018 and includes the option for the Company to extend the facility for up to two additional one-year terms. As of December 31, 2017, the Company did not have any borrowings on this facility.

Securities Repurchase Facilities

The Company utilizes securities repurchase facilities to provide financing for fixed income and other assets. The Company may purchase securities under agreements to resell and sell securities under agreements to repurchase. The Company accounts for each of these types of transactions as collateralized financings that are carried at contractual amounts plus accrued interest. The securities are valued daily and collateral is obtained from or returned to the counterparty when contractually required. The securities repurchase facilities are as follows (dollars in thousands):

- During 2017 the Company entered into master repurchase agreements with three commercial banks, a registered broker dealer and investment advisor, and a government sponsored agency to provide financing for fixed income and other assets.

Agreement	Current Maturity	Extended Maturity	Pledged Asset Carrying Value	Maximum Facility Size	Carrying Value December 31, 2017
Repo 1	July, 2018	N/A	$ —	$ 100,000	$ —
Repo2	N/A	N/A	—	N/A	—
Repo 3	March 2018	N/A	7,881	N/A	4,795
Repo 4	January, 2018	N/A	5,670	N/A	4,036
Repo 5	N/A	N/A	—	N/A	—
Repo 6	N/A	N/A	—	N/A	—
Repo 7	January, 2018	N/A	60,150	N/A	48,123
			$ 73,701	$ 100,000	$ 56,954

Secured Financing

During 2017 HCH entered into a non-recourse credit agreement for a $150.0 million senior secured term loan facility maturing on February 14, 2023. As of December 31, 2017, $150.0 million was outstanding on the loan.

During 2017, HFS entered into a broker dealer clearing agreement. The agreement permits trading on margin and financing trades through the clearing agreement. The agreement has no stated maturity date. As of December 31, 2017, the Company had drawn $93.2 million on this uncommitted facility (see Note 20).

CCTLF has a $125.0 million line of credit through promissory notes of $75.0 million and $50.0 million to two commercial banks maturing on May 24, 2019. The bank requires CCTLF to satisfy certain financial reporting and other covenants. The borrowing is secured by all business assets of CCTLF's subsidiary, Caz Creek Holdings, LLC, and is guaranteed by CCIM. As of December 31, 2017, the outstanding balance on this line of credit was $67.0 million.

During 2017, Caz Creek Florida IV, LLC ("CCF IV"), a wholly owned subsidiary of CCTLF, entered into a $50.0 million loan facility with a commercial bank maturing upon the earlier of an event of default, upon demand, or the stated maturity date of the advance notes made under the line of credit. Principal repayments are required if the aggregate principal amount of the outstanding advances exceeds the applicable borrowing base or the aggregate stated principal amounts of the advance notes. The advance notes may be prepaid subject to a prepayment fee of 0.50%. The facility requires the borrower to satisfy certain financial reporting and other covenants. The borrowing is secured by all business assets of CCF IV. As of December 31, 2017, the outstanding balance on this loan facility was $13.2 million.

During 2017, CC1 Holdings, LLC, entered into a $25.0 million non-recourse senior secured revolving credit agreement. The note matures on May 30, 2019 and includes options to extend for additional one year periods. As of December 31, 2017, the Company had borrowed $9.1 million under this agreement.

Prior to its acquisition by the Company, HCP entered into a $21.1 million senior secured loan agreement. The note matures on May 30, 2018 and includes an option to extend for an additional six months. The borrowing is secured by a multifamily note held by HCP. As of December 31, 2017, the Company had $16.9 million outstanding on the loan.

Prior to its acquisition by the Company, HCP-ILP, LLC entered into a non-recourse senior secured revolving credit agreement to provide financing for bridge, construction and pre-development loans and LIHTC equity advances. At the time of acquisition by the Company, the revolving credit agreement has a $20.0 million

commitment amount and a commitment period up to August 30, 2018. Following the end of the commitment period, all such outstanding amounts shall be converted to a single term loan. Borrowings are secured by the bridge, construction and pre-development loans, certain project partnership interests and LIHTC interests. The agreement matures on August 30, 2020. HCP is a guarantor. As of December 31, 2017, the Company had $8.5 million in advances outstanding from the facility.

Prior to its acquisition by the Company, HCP Belwood Arms, L.P., a limited partnership formed for the purpose of financing, developing and operating an affordable housing development in the State of California entered into the following debt agreements:

- An affordable housing construction loan agreement with a commitment of $5.9 million and outstanding borrowings of $5.6 million as of December 31, 2017. The maturity of the agreement is June, 2069.

- An affordable housing loan agreement with a commitment of $5.0 million and outstanding borrowings of $1.0 million as of December 31, 2017. The maturity of the agreement is June, 2032.

Other Borrowings

Prior to its acquisition by the Company, CCIM borrowed from MTAG Services, LLC. MTAG Services, LLC is the servicer of the Caz Creek Tax Lien Fund, LLC tax lien portfolio (a subsidiary of CCIM) and a former affiliate of CCIM. As of December 31, 2017, principal amounts of $0.1 million with a May 10, 2021 maturity date and $0.3 million with a May 31, 2018 maturity date were outstanding.

During 2017, CCTLF through its wholly-owned subsidiaries entered into a $15.0 million note payable to Tax Ease Company, LLC. This note was entered into in connection with the Tax Ease Acquisition. The note has an initial maturity of December 29, 2017, and may be extended for two additional thirty day periods at the election of the parties. The Company elected to extend the maturity date to February 28, 2018.

(14) Collateralized Loan Obligations

Hunt CRE 2017-FL1

In August 2017, the Company completed and funded a collateralized securitization vehicle (Hunt CRE 2017-FL1), issuing to third party investors five tranches of investment grade Collateralized Loan Obligations (CLOs), totaling $290.7 million (CRE 2017-FL1 Notes), through two newly-formed wholly-owned subsidiaries. As of the CLO closing date, the notes were secured by a portfolio of real estate related financial instruments and cash with a total face value of $349.2 million; such real estate financial instruments consisting primarily of first mortgage bridge loans with a face value of $279.4 million that were acquired from the Company's loan portfolio. The financing has a replacement period through February 2020 that allows the principal proceeds and sale proceeds, if any, of the loan obligations to be reinvested in qualifying replacement loan obligations, subject to the satisfaction of certain conditions set forth in the indenture. Thereafter, the outstanding debt balance will be reduced as loans are repaid. Initially, the proceeds from the issuance of the securities also included $69.8 million for the purpose of acquiring additional loan obligations for a period of up to 180 days from the closing date of the CLO, at which point it is expected that the issuer will own loan obligations with a face value of $349.2 million. If the issuer is unable to invest any additional financing capacity in suitable loan obligations within the reinvestment period, remaining cash and cash equivalents will be used to redeem the CRE 2017-FL1 Notes in order of seniority. Through a consolidated subsidiary the Company retained a residual interest in the portfolio with a notional amount of $27.9 million and the unsecured Class E Notes with a notional amount of $30.6 million. Through its ownership of the equity of the issuer, the Company intends to hold the portfolio of loans until its maturity and accounts for the issuance of the offered CRE 2017-FL1 Notes on the Consolidated Statement of Financial Condition as a secured financing.

HFX Funding 2017-1
In April 2017, the Company completed a collateralized securitization vehicle (HFX Funding 2017-1), issuing to third party investors six tranches of investment grade CLOs through a newly-formed subsidiary totaling up to $264.8 million (HFX 2017-1 Notes). As of December 31, 2017, the notes were secured by a portfolio of real estate financial instruments consisting primarily of first mortgage bridge loans with a face value of $58.5 million that were acquired from the Company's loan portfolio. The financing has a funding period that allows the proceeds of the issuance of the securities to be used for acquiring additional loan obligations, subject to the satisfaction of certain conditions set forth in the indenture, for a period up to February 2018, which has been extended to August 2018, at which point it is expected that the issuer will own loan obligations with a face value of $300.0 million. Thereafter, the outstanding debt balance will be reduced as loans are repaid. As of December 31, 2017, $36.2 million of notes were issued to third party investors. As of December 31, 2017, through a consolidated subsidiary the Company retained a residual interest in the portfolio with a notional amount of $21.8 million, the Class A-1 Notes with a notional amount of $0.5 million and an interest only certificate in the form of the Class X Notes. Through its ownership of the equity of the issuer, the Company intends to hold the portfolio of loans until its maturity and accounts for the issuance of the offered HFX 2017-1 Notes on the Consolidated Statement of Financial Condition as a secured financing.

Tax Ease Funding 2016-1
In August 2017 in conjunction with the acquisition of the tax liens portfolio, the Company acquired the beneficial interests in a tax lien securitization trust, Tax Ease Funding 2016-1, LLC (TE Funding 2016-1). On July 11, 2016, in connection with a securitization of tax lien certificates, TE Funding 2016-1 issued $134.5 million of Class A notes with a fixed interest rate of 3.13% and $7.3 million of Class B notes with a fixed interest rate of 4.58% (TE 2016-1 Notes), both collateralized by tax lien certificates and certain restricted cash. The notes have a maturity date of June 15, 2028 and an optional redemption period that may be exercised at the direction of Cazenovia Creek Investment Management, LLC, the manager, once the balance reaches less than 20% of the amount issued. Principal payments on the Class A and Class B notes, which are funded from redemptions of tax lien certificates held as collateral, are applied on a pro-rata basis, based on original Class A and Class B note issuance values. TE Funding 2016-1 is a VIE for which the Company is the primary beneficiary and is consolidated in the accompanying Consolidated Statement of Financial Condition. The investment grade tranches are treated as secured financings on the Consolidated Statement of Financial Condition and are non-recourse to the Company. The carrying value of the residual interests held in this trust was eliminated in consolidation against "Secured financing" as of December 31, 2017 resulting in net outstanding principal balances of the Class A and Class B notes of $80.6 million and $5.0 million, respectively in consolidation. The terms of the securitization allow for Cazenovia Creek Investment Management, LLC, with certain limitations, to reinvest the proceeds of tax lien certificate redemptions into subsequent liens, which are newly delinquent taxes on tax liens already owned. As of December 31, 2017, tax lien certificates with a carrying value of $96.7 million and restricted cash of $7.8 million collateralized the outstanding Class A and Class B notes.

Cazenovia Creek Funding
In April 2016 in conjunction with the acquisition of Caz Creek Tax Lien Fund I, LLC, the Company acquired the beneficial interests in a tax lien securitization trust, Cazenovia Creek Funding I, LLC (CC Funding). On July 1, 2015, in connection with a securitization of tax lien certificates, CC Funding, issued $150.5 million of Class A notes with a fixed interest rate of 2.0% and $8.3 million of Class B notes with a fixed interest rate of 2.77% (CC Funding Notes), collateralized by tax lien certificates and certain restricted cash. The notes have a maturity date of December 2023 and an optional redemption period that may be exercised once the balance reaches less than 10.0% of the amount issued. Principal payments on the Class A and Class B notes, which are funded from redemptions of tax lien certificates held as collateral, are applied on a pro-rata basis, based on original Class A and Class B note issuance values. The terms of the securitization allow, with certain

limitations, for the reinvestment of the proceeds of tax lien certificate redemptions into subsequent liens, which are newly delinquent taxes on tax liens already owned. CC Funding is a VIE for which the Company is the primary beneficiary and is consolidated in the accompanying Consolidated Statement of Financial Condition. The investment grade tranches are treated as secured financings on the Consolidated Statement of Financial Condition and are non-recourse to the Company. As of December 31, 2017, tax lien certificates with a carrying value of $28.8 million and restricted cash of $2.8 million collateralize the outstanding Class A and Class B notes. The outstanding principal balances of the Class A and Class B notes were $20.9 million and $1.1 million as of December 31, 2017.

The following table outlines borrowings and the corresponding collateral under the loan securitizations as of December 31, 2017 (in thousands):

	Debt		Collateral (e)		
	Face Value	Carrying Value (a)	Loans (b)	Tax Lien Assets (c)	Restricted Cash and Other Assets (d)
CRE 2017-FL1	$ 290,732	286,455	268,657	—	81,027
HFX 2017-1 Notes	36,198	34,383	58,525	—	—
TE 2016-1 Notes	85,637	85,637	—	96,726	7,804
CC Funding Notes	22,031	22,031	—	28,768	2,804
Total	$ 434,598	428,506	327,182	125,494	91,635

(a) Debt carrying value, included in "Collateralized loan obligations" on the Consolidated Statement of Financial Condition, is net of $5.8 million of deferred financing fees as of December 31, 2017.
(b) Loans consist of first mortgage bridge loans included in "Mortgage loans held for investment" on the Consolidated Statement of Financial Condition and the carrying value is equal to the unpaid principal balance plus any adjustment for unamortized premiums and discounts as of December 31, 2017. As of December 31, 2017, there was no collateral at risk of default or deemed to be a "credit risk mortgage asset" as defined by the indenture.
(c) Tax lien assets represent the redemptive value of receivables for uncollected property taxes that have super priority status and are secured by a first priority lien on the related real property.
(d) Primarily represents restricted cash held for principal repayments as well as for reinvestment in the securitizations.
(e) Collateral does not include receivables related to interest payments, delayed funding and expenses.

- Hunt CRE 2017-FL1 issued five investment grade tranches in August 2017 with a replacement period through February 2020 and a stated maturity date in August 2034.
- HFX Funding 2017-1 issued six investment grade tranches through December 2017 with a replacement period extended through August 2018 and a stated maturity date in March 2035.
- TE Funding 2016-1 issued two investment grade tranches in July 2016 with a stated maturity date in June 2028.
- CC Funding issued two investment grade tranches in July 2015 with a stated maturity date in December 2023.

The Company accounts for the loan and tax lien securitization transactions on the Consolidated Statement of Financial Condition as secured financing liabilities. The loan and tax lien securitizations are VIEs for which

the Company is the primary beneficiary and are consolidated in the financial statements. The investment grade tranches are treated as secured financings and are non-recourse to the Company. The inclusion of these VIE assets and liabilities have no economic effect on the Company and the exposure to the obligations of the VIE is generally limited to its investment in the VIE. The Company is not obligated to provide, nor has provided, any financial support for these consolidated securitization trusts.

(15) Allowance for Risk-Sharing and Recourse Obligations

Fannie Mae Program

The Company's maximum exposure at December 31, 2017, pursuant to the Fannie Mae master loss sharing agreement, was $1.2 billion (representing what would be owed in accordance with the loss sharing percentages with Fannie Mae described above if every loan defaulted and losses were incurred in amounts equal to or greater than these levels for which the Company is responsible), although the Company believes this amount is not indicative of the Company's actual potential losses.

At December 31, 2017, the Company had eight loans with aggregate unpaid principal balances of $15.7 million under the DUS program in its servicing portfolio where principal and interest payments were greater than 90-days past due. The reserve related to these loans was $1.0 million as of December 31, 2017.

In addition, BGTT has sold loans to Fannie Mae with recourse.

Freddie Mac Program

The Company's maximum exposure at December 31, 2017, pursuant to the DUI Loss Sharing Agreement, was $33.3 million (representing what would be owed in accordance with the loss sharing percentages with Freddie Mac described above, if every loan defaulted and losses were incurred in amounts equal to or greater than the levels for which the Company is responsible), although the Company believes this amount is not indicative of the Company's actual potential losses.

At December 31, 2017, the Company had no loans under the DUI program in its servicing portfolio where principal and interest payments were greater than 90-days past due.

The Company's maximum exposure at December 31, 2017 under its SBL Repurchase Obligations is $25.4 million (representing the loss that the Company would incur if required to repurchase all SBL loans in the SBL Repurchase Period as a result of a default, and such SBL Loans were considered worthless), although the Company believes this amount is not indicative of the Company's actual potential losses.

During 2017 there were no monetary defaults or non-monetary defaults on the loans originated under the SBL program, except for one non-monetary default of a $3.5 million loan. Additionally, as of December 31, 2017 the Company had no loans originated under the SBL program which had exceeded the SBL Repurchase Period and, therefore, had no loss sharing obligation for such loans.

(16) Incentive Compensation for Employees

The Company has incentive compensation programs for substantially all full-time employees that vary by subsidiary and are subject to periodic change. The programs generally contain a short-term variable compensation feature for all full-time regular employees and a long-term incentive feature for certain officers of the Company. As of December 31, 2017, the cumulative amount of unvested awards for long-term incentive plans totaled $4.8 million. In addition, the Company has employee incentive vehicles available to certain current and former employees and members of management. Amounts related to these employee incentive vehicles are included in the Consolidated Statement of Financial Condition (see Note 19).

The Company's employees participate in the 401(k) plan sponsored by Hunt Companies, Inc. All eligible employees may elect to contribute to the plan. Participants are entitled, upon termination or retirement, to their vested portions of the assets held by a Trustee. The Company matches a portion of the employees' 401(k) plan contributions, which vest immediately.

(17) Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the "TCJA") was signed into law. The TCJA includes numerous changes in existing tax law, including wide-scale changes to individual, pass-through and corporation tax laws. These changes take effect on January 1, 2018. On December 23, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, which provides for a one-year measurement period from a registrant's reporting period that includes the TCJA's enactment date to allow the registrant sufficient time to obtain, prepare and analyze information to complete the accounting required under ASC 740. In accordance with ASC 740-10-25-47 we have reviewed the provisions of the law that pertain to the Company and have determined them to have no material income tax effect for financial statement purposes for the year ended December 31, 2017.

During 2016, certain lending subsidiaries ("Lender Subs"), which were previously treated as qualified subchapter S subsidiaries ("Q-Subs"), each completed conversions from a corporation to a limited liability company ("LLC Conversions"). Hunt Finance Company, LLC, formerly known as Centerline Finance Corporation was converted on March 15, 2016. Hunt Mortgage Capital, LLC, formerly known as Centerline Mortgage Capital, Inc. and Hunt Mortgage Partners, LLC, formerly known as Centerline Mortgage Partners, Inc. were converted on April 5, 2016. Pursuant to the LLC Conversions, the Lender subs are single member Limited Liability Companies and as such, are treated as disregarded for U.S. Federal income tax purposes, but file separate tax returns for certain state and local jurisdictions in which they do business. All the assets, liabilities, and items of income, deductions, gains and losses are ultimately treated as that of HCI. HCI has elected to be treated as an "S" Corporation under the IRC. As such, all of its items of income, deductions, gains and losses are passed through to its individual shareholders.

On August 14, 2017, Hunt FS Holdings, LLC, in a tax-free reorganization, assigned its membership interest in HFS to Hunt FS II Holdings, LLC. On February 29, 2016, Hunt Company, LLC, an affiliate of the Company's Parent, in a tax-free reorganization, assigned its membership interest in HCH to the Company.

At December 31, 2017, there is a net deferred tax liability of $0 and net taxes payable of $324 thousand. The net taxes payable includes $307 thousand due to Parent at December 31, 2017. As of December 31, 2017, tax years 2014 through 2016 remain subject to examination by taxing authorities. The Company has reviewed its tax positions and determined that it had no uncertain tax positions and accordingly had no accruals for tax uncertainties as of December 31, 2017. The Company does not anticipate a change in its current position in the next twelve months.

(18) Commitments and Contingencies

(a) GSE Related Commitments

Commitments for the origination and subsequent sale and delivery of loans to GSEs represent those mortgage transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to the GSEs. At December 31, 2017 the Company had $112.6 million of these commitments. As discussed in Note 12, the Company accounts for these commitments as derivatives recorded at fair value in "Prepaid expenses and other assets" or "Accounts payable and other liabilities" on the Company's accompanying Consolidated Statement of Financial Condition.

At December 31, 2017, the Company also had commitments to sell $457.5 million in mortgages that have already been funded. These loans are recorded at fair value and are included in "Mortgage loans held for sale, at fair value" on the accompanying Consolidated Statement of Financial Condition.

(b) Mortgage Lending

See Note 15 for the allowance for risk-sharing and recourse obligations.

The Company's lending activities are subject to supervision by certain regulatory agencies and GSEs. Among other things, these parties require us to meet certain minimum net worth, and capital, liquidity, collateral and compliance reporting requirements. Our adjusted net worth and liquidity required by these parties for all periods presented exceeded these requirements.

As of December 31, 2017, the Company maintained collateral consisting of money market and short-term investments of $23.8 million, which is included in "Restricted cash" on the accompanying Consolidated Statement of Financial Condition, to satisfy the Fannie Mae collateral requirements, which the Company was in compliance with at December 31, 2017.

As of December 31, 2017, the Company maintained collateral consisting of money market and short term investments of $17.1 million, which is included in "Restricted cash" on the accompanying Consolidated Statement of Financial Condition, to satisfy Freddie Mac collateral requirements, which the Company was in compliance with at December 31, 2017.

(c) Funding Commitments

In accordance with certain loans, we have an outstanding unfunded commitments of $41.9 million as of December 31, 2017 that we are obligated to fund as the borrower meets certain requirements. Specific requirements include, but are not limited to, percentage of completed construction and materials ordered, property renovations, building constructions and conversions based on criteria met by the borrower in accordance with the agreements.

(d) LIHTC Guarantees

The Company does not generate guaranteed LIHTC investments. The Company does not provide guarantees related to the delivery or funding of tax credits or other tax attributes to the investor members or limited partners of Tax Credit Fund Partnerships. The Company has agreed to indemnify specific investors in non-guaranteed Tax Credit Fund Partnerships related to the performance and payment obligations on certain Lower Tier Property Partnerships.

(e) Litigation

The Company, from time to time, may be party to litigation relating to claims arising in the normal course of business. As of December 31, 2017, the Company is not aware of any legal claims that could materially impact its financial condition.

(f) Other

Due to the nature of the Company's mortgage banking activities, the Company is subject to supervision by certain GSEs. Among other things, these agencies require the Company to meet certain minimum net worth requirements, as defined. The Company met these requirements for all agencies, as applicable, with the highest net worth requirement being $150.0 million as of December 31, 2017.

(19) Non-Controlling Interests

The Company includes the accumulated amount of non-controlling interests on the accompanying Consolidated Statement of Financial Condition as part of member's equity. Non-controlling interests relate to limited partners' holdings in consolidated funds, the portion of equity in two subsidiaries and one Lower Tier Property Partnership that is attributable to minority investors, and the employees' interests in employee incentive vehicles available to certain employees and members of management.

(20) Broker-Dealer

Trading instruments and trading instruments sold, not yet purchased, at fair value, consist of the following at December 31, 2017 (in thousands):

	Trading Instruments	Trading Instruments Sold, Not Yet Purchased
US Treasuries	$ —	(33,563)
Corporate debt	1,061	
Preferred stock	1,909	(1,675)
Mortgage debt securities:		
Agency	171,064	—
Non-agency	19,123	—
Derivatives, net:		
To-be-announced securities	(248)	—
Forward-settling pools	267	—
Interest rate swaps	—	(1)
	$ 193,176	(35,239)

Trading instruments, at fair value are held by the Company and are considered held for trading. Trading instruments sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified instrument at the contracted price and, thereby, create a liability to purchase the instrument in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the financial statement. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of trading instruments sold, not yet purchased, at fair value, may exceed the amount reflected in the Consolidated Statement of Financial Condition. Substantially all trading instruments are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the trading instruments to others subject to certain limitations.

Receivable from and payable to brokers, dealers and clearing brokers generally include proceeds from securities sold short including commissions and fees related to transactions, net and receivables and payables for unsettled transactions. Proceeds related to trading instruments sold, not yet purchased, may be restricted until the trading instruments are purchased. Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2017 are $14.8 million in net receivable for unsettled regular way trades. At December 31, 2017, the Company had $0.8 million on deposit with clearing brokers and maintained a cash balance of $33.8 million with clearing brokers.

(21) Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the outstanding principal amounts of subordination agreements to debt-equity, both as defined, shall not exceed 70% for a period in excess of 90 days. Minimum net capital cannot be less than $250 thousand or 2% of aggregate debit items, whichever is greater. At December 31, 2017, the Company had net capital of approximately $7.0 million which exceeded the required net capital.

Under the SEC's general instructions, certain subsidiaries may not be consolidated for purposes of determining net capital. The Consolidated Statement of Financial Condition as of December 31, 2017 reflects $540.2 million of net assets attributable to the Company's subsidiaries which are not reflected in the Company's net capital for purposes of determining minimum net capital pursuant to Rule 15c3-1. A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation is presented on the following page (in thousands):

HUNT FINANCIAL SECURITIES, LLC

Notes to the Consolidated Statement of Financial Condition

December 31, 2017

	Unaudited Form X-17A-5	Adjustments to Form X-17A-5		(1) Subsidiaries	Statement of Financial Condition
Assets					
Cash and cash equivalents	$ 1,379	—		153,428	154,807
Cash and cash equivalents held by consolidated fund	—	—		7,860	7,860
Restricted cash	1,372	—		135,732	137,104
Trading instruments, at fair value	245,109	—		(51,933)	193,176
Investments:					
Mortgage loans held for sale	—	—		499,194	499,194
Mortgage loans held for investment	—	—		511,607	511,607
Mortgage servicing rights, net	—	—		167,926	167,926
Investments available for sale, at fair value	—	—		23,270	23,270
Investments held to maturity	—	—		7,187	7,187
Investments in tax liens, at fair value	—	—		241,900	241,900
Investments in securities held by consolidated fund, at fair value	—	—		23,015	23,015
Investments in and due from affiliates	542,906	(2,703)	(2)	(432,374)	107,829
Fees and other receivables	—	—		57,611	57,611
Intangible assets, net	—	—		25,011	25,011
Goodwill	—	—		22,263	22,263
Securitization VIE Assets	—	—		223,330	223,330
Prepaid expenses and other assets	925	—		19,335	20,260
Total assets	$ 791,691	(2,703)		1,634,362	2,423,350
Liabilities and Equity					
Liabilities:					
Notes payable	$ (162,164)	—		(858,007)	(1,020,171)
Notes payable to affiliate	(31,000)	—		(28,111)	(59,111)
Collateralized loan obligations	—	—		(428,506)	(428,506)
Securitization VIE liabilities	—	—		(215,515)	(215,515)
Accounts payable and other liabilities	(8,921)	1,581	(3)	(66,721)	(74,061)
Due to affiliates	—	—		(4,794)	(4,794)
Trading instruments sold, not yet purchased, at fair value	(35,239)	—		—	(35,239)
Allowance for risk-sharing and recourse obligations	—	—		(3,798)	(3,798)
Total liabilities	$ (237,324)	1,581		(1,605,452)	(1,841,195)
Equity:					
Hunt Financial Securities, LLC member's equity:					
Member's equity	$ (554,367)	1,122	(4)	2,442	(550,803)
Accumulated other comprehensive (loss) income	—	—		(1,880)	(1,880)
Total Hunt Financial Securities, LLC member's equity	(554,367)	1,122		562	(552,683)
Non-controlling interests	—	—		(29,472)	(29,472)
Total equity	(554,367)	1,122		(28,910)	(582,155)
Total liabilities and equity	$ (791,691)	2,703		(1,634,362)	(2,423,350)

(1) The accounts of the Company's subsidiaries are not included in the financial statements of the Company in Form X-17A-5. Such accounts must be consolidated under accounting principles generally accepted in the United States of America.

(2) Included here is an adjustment of $2.7 million related to the Company's equity pickup. This is a non-allowable asset in the regulatory capital calculation and the change should be regarded as such.

(3) Included here is an adjustment of $1.6 million related to the Company's adjustment to compensation expense. This reduction is reflected in (4) below in equity.

(4) Included here is an adjustments to equity related exclusively to the adjustments in (2) and (3) above.

The Company does not handle customers' cash or securities, as such the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3 and it is not affected by Rule 15c3-3.

(22) Segment Reporting

The Company's business segments are based on the organization structure used by management for making operating and investment decisions and for assessing performance. The Company operates in two segments: lending and non-lending. The lending segment performs mortgage loan origination and sales activities. The lending segment provides financing for a wide variety of property types, including multifamily, residential and other commercial property throughout the United States. The non-lending segment provides investment management services to institutional investors in both private equity funds and managed separate accounts across various property sectors with an emphasis on the multifamily sector and also invests in various commercial real estate loans, securities, tax lien certificates, LIHTC investments, and other investments for its own account.

	(In thousands)	
	Lending	**Non-Lending**
Segment assets at December 31, 2017	$ 1,524,834	898,516
Segment goodwill at December 31, 2017	7,185	15,078
Segment liabilities at December 31, 2017	1,102,188	739,007

(23) Related-Party Transactions

(a) Hunt Companies Business Services

The Company's subsidiaries have several business services agreements with Hunt Company Business Services, LLC ("HCBS"), a wholly owned subsidiary of Hunt, whereby HCBS provides the Company's subsidiaries certain Information Technology, Treasury, Legal, Human Resources, Payroll and Tax services. Such services are generally provided on a cost plus 10% compensation model.

(b) Expense Sharing Agreement

The Company maintained an expense sharing agreement with affiliates ("Affiliates"). Pursuant to the agreement, the Affiliates funded the Company's direct professional fees and provided accounting, administration, office space, office equipment, employee services and other services. On September 1, 2017 the previously existing expense sharing agreement was amended and restated. In connection with this amendment, costs incurred by Affiliates from January to September relating to the expansion of the broker dealer business were reimbursed by the Company and are reflected in the accompanying Consolidated Financial Statements.

(c) Intercompany Notes Receivable and Payable

- As of December 31, 2017, the Company, through its subsidiary, is a holder of a promissory note purchased from a third party for which Hunt ELP, Ltd. ("HELPL"), an affiliate of the Parent is the borrower. The outstanding principal balance of the note as of December 31, 2017 is $14.9 million. The note matures in March 2021 and accrues interest at a fixed annual rate of 13.5%.

- As of December 31, 2017 the Company, through its subsidiary, is a holder of a $34 million HCI bond purchased from a third party at a $3.4 million discount and a stated interest rate of 9.625%, purchased from a third party.
- As of December 31, 2017, the Company, through its subsidiary, holds two mortgage loans originated, on income producing properties for which an affiliate of the Parent is the borrower. As of December 31, 2017 the outstanding principal balance of these two loans was $32.1 million.
- As of December 31, 2017 the Company, through its subsidiary, entered into an agreement with HCI on a revolving line of credit ("HCI Revolver") which bears a fixed interest rate of 10.0%. At December 31, 2017 the balance of the HCI Revolver was $26.2 million.
- During 2017, the Company entered into two subordinated loan agreements with HCI. The first loan agreement has a maturity of April 2019, extended during 2017 for one additional year, and aggregate outstanding of $15.5 million as of December 31, 2017. The second loan agreement has a maturity of August 2018 and aggregate outstanding of $15.5 million as of December 31, 2017. The loans bear interest at a fixed rate of 11%.
- During 2017, the Company, through its subsidiary, originated a mortgage loan for $12.0 million on an income-producing property for which an affiliate of the Parent is the borrower. As of December 31, 2017 the loan has not settled with Fannie Mae.

(d) Leased Space Intercompany Agreements

The Company's subsidiaries are party to several intercompany agreements relating to leased space, including one with HCI relating to the Company's current headquarters at 230 Park Avenue, New York, NY.

(e) HIM Related Party Business Transactions

HIM has provided investment management services for other affiliates of HCI through the normal course of business. As of December 31, 2017, the Company maintained accounts receivable balances with these related parties of $7.9 million.

(f) HCP Related Party Business Transactions

In accordance with the operating agreements of the funds, the Company is, through its affiliates, entitled to receive investment management fees for services in connection with the oversight of the performance of the property partnerships and the compliance by the general partners of the property partnerships of the entities with the provisions of the operating agreements, management agreements, regulatory agreements, and applicable laws. These fees are calculated in accordance with the fund operating agreements and are recognized when earned and collectability is reasonably assured. As of December 31, 2017, the outstanding balance of these fee receivables was approximately $3.0 million, which is comprised of $3.4 million of gross accounts and notes receivable, net of an allowance for doubtful accounts of $0.4 million.

(g) Syndication Fee Arrangement

In connection with the sale of its affordable housing businesses during 2015, Hunt entered into an agreement to receive certain fees related to syndication activities of HCP, formerly known as Alden Capital

Partners, LLC. As a result of the HCP Acquisition during 2017, these syndication fee arrangements resulted in a $1.6 million payable to an affiliate of HFS as of December 31, 2017.

(24) Subsequent Events

Management evaluated all activity of HFS and concluded that the following subsequent events have occurred that would require disclosure in the notes to the Consolidated Statement of Financial Condition.

(a) Acquisition of Asset Management Business and External Management Agreement

On January 8, 2018, a Hunt subsidiary, an affiliate of the Company, acquired from MMA Capital Management, LLC ("MMA Capital"): its LIHTC business, its international investment management business, its renewable energy lending underwriting platform and certain miscellaneous non-core assets as well as an option to take an assignment of MMA Capital's purchase agreement of the LIHTC business of Morrison Grove Management, LLC. In conjunction with the transaction, HIM entered into a third party investment management agreement to manage the day-to-day operations of MMA Capital, including investment, management and financial reporting services. Certain key members of MMA Capital's senior management have signed amendments to their employment agreements that will have them continue to serve in their current roles subsequent to the closing of the transaction. In addition, all current employees of MMA Capital and its subsidiaries will become employees of the Company.

(b) Acquisition of External Management Agreement and Stock Acquisition

On January 18, 2018, HIM entered a Management Agreement with Five Oaks Investment Corp. ("Five Oaks") to provide management services for an initial term through January 16, 2021. HIM will implement Five Oaks' business strategies, be responsible for its day-to-day operations, and perform its corporate office functions. Simultaneous with the execution of the Management Agreement, an affiliate of Hunt entered into a Securities Purchase Agreement, a Registration Rights Agreement, and a Shareholder Agreement whereby the Hunt affiliate purchased 1,539,406 shares of Five Oaks' common stock at $4.77 per share, a premium to Five Oaks closing market price on January 17, 2018, in a private placement. In addition, the Hunt affiliate also purchased 710,495 shares of Five Oaks' common stock from it largest shareholder, XL Investments Ltd, for the same price per share. After completion of these share purchases, Hunt and its affiliates own approximately 9.5% of Five Oaks outstanding common shares. In contemplation of the stock purchase, Five Oaks granted the Hunt affiliate the right to designate one designee to its board. In connection with the execution of the agreements, the Board of Directors of Five Oaks on January 18, 2018 elected the Hunt designee as its Chairman of the Board and appointed officers of the Company as Chief Executive Officer and President of Five Oaks. In connection with the execution of the agreements Five Oaks terminated a management agreement with Oak Circle Capital Partner's ("Oak Circle") and pursuant to a Transition Agreement HIM paid cash consideration of $11.65 million to Oak Circle and hired its employees.

(c) Fannie Mae Multifamily ASAP facility

On January 5, 2018, the facility with Fannie Mae under its Multifamily ASAP was amended to grant a temporary increase from $200 million to $300 million from January 5, 2018 to March 31, 2018.

(d) Reorganization

On January 18, 2018, Hunt IM Holdings, LLC, a direct subsidiary of HFS, assigned its membership interest in Hunt Investment Management, LLC to HCH Holdings, LLC, a subsidiary of HFS (the "HIM

transfer") . The HIM transfer was accounted for as a transaction among entities under common control and HCH recognized the HIM assets and liabilities received at their January 18, 2018 carrying value.

(e) *Related Party Transactions*

- On February 16, 2018, the Company entered a third subordinated loan agreement borrowing $15.0 million from HCI. This loan agreement has a maturity date of February 16, 2019 and bears interest rate of 11.0%.
- On February 1, 2018 Hunt IM Holdings, LLC, a direct subsidiary of HFS, entered into an agreement with HCI on a $75 million revolving line of credit. The maturity date of the revolving line of credit is February 1, 2020. Advances on the revolving line of credit each bear interest at fixed rate of 10%.
- On February 28, 2018, Hunt provided a $15.0 million equity contribution to the Company, the proceeds of which were used to pay in full the $15.0 million note payable to Tax Ease Company, LLC.